SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

25659T107

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Andy Sherman, Esq. Executive Vice President, General Counsel and Secretary Dolby Laboratories, Inc. 100 Potrero Avenue San Francisco, California 94103-4813 (415) 558-0200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark B. Baudler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$26,608,498	$3,049.34

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,789,870 shares of Class A Common Stock of Dolby Laboratories, Inc. having an aggregate value of $26,608,498 as of July 11, 2012 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Dolby Laboratories, Inc., a Delaware corporation (“Dolby” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s Class A common stock, whether vested or unvested, that (i) have an exercise price greater than $45.83 per share, (ii) were granted under Company’s 2005 Stock Plan before July 16, 2011, and (iii) are held by Eligible Option Holders (as defined below) who are providing service to Dolby and its subsidiaries (the “Dolby Group”), except as otherwise described in the Offer to Exchange.

An “Eligible Option Holder” is an employee or service provider of the Dolby Group who works in the U.S., Brazil, China, France, Germany, Hong Kong, India, Japan, Korea, the Netherlands, Poland, Russia, Singapore, Spain, Sweden, Taiwan, United Arab Emirates or the United Kingdom (each an “Eligible Country”) as of the start of the offer and through the expiration of the offer and the restricted stock unit grant date or an employee or service provider of the Dolby Group who, as of the start of the offer, has received written notification from the Dolby Group that his or her work location may be transferred and he or she is in fact working in an Eligible Country through the expiration of the offer and the restricted stock unit grant date. The non-employee members of our board of directors and employees or service providers of the Dolby Group that do not work in an Eligible Country as of the restricted stock unit grant date are not Eligible Option Holders and may not participate in the offer.

These Eligible Options may be exchanged for restricted stock units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated July 16, 2012 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Cover E-mails, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C), (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D) and (v) the Consent to Netherlands Tax Ruling, attached hereto as Exhibit (a)(1)(J). The following disclosure materials also were made available to Eligible Option Holders: (I) the Form of Confirmation E-mail, attached hereto as Exhibit (a)(1)(E), (II) the Form of Reminder E-mails, attached hereto as Exhibit (a)(1)(F), (III) the Form of Mobile Option Holder E-mail, attached hereto as Exhibit (a)(1)(G), (IV) the Screen Shots from Offer Website, attached hereto as Exhibit (a)(1)(H), (V) the Employee Presentation, attached hereto as Exhibit (a)(1)(I), and (VI) the Intranet Communications and Newsletter Announcements, attached hereto as Exhibit (a)(1)(K). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Dolby is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 100 Potrero Avenue, San Francisco, California 94103, and the telephone number at that address is (415) 558-0200. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Dolby” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of Class A common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of Class A common stock subject to the unexercised options tendered by Eligible Option Holders and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of awards; expiration date,” “Acceptance of options for exchange and issuance of restricted stock units,” and “Source and amount of consideration; terms of restricted stock units” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the awards” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference. As of July 11, 2012, Ray Dolby and his affiliates, including his family members, had voting power of approximately 99.7% of our outstanding Class B common stock, which in the aggregate represented approximately 92.0% of the combined voting power of our outstanding Class A and Class B common stock. The address of Ray Dolby and his affiliates is c/o Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, California 94103.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of restricted stock units,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of restricted stock units,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of restricted stock units” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of restricted stock units” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Financial statements,” “Information concerning Dolby” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated July 16, 2012.

(a)(1)(B)	Cover E-mails.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail.

(a)(1)(F)	Form of Reminder E-mails.

(a)(1)(G)	Mobile Option Holder E-mail.

(a)(1)(H)	Screenshots from Offer Website.

(a)(1)(I)	Employee Presentation.

(a)(1)(J)	Consent to Netherlands Tax Ruling.

(a)(1)(K)	Intranet Communications and Newsletter Announcements.

(b)	Not applicable.

(d)(1)

Dolby Laboratories, Inc. 2005 Stock Plan, as amended and restated, incorporated herein by reference from Exhibit 10.3 from the Company’s Annual Report on Form 10-K, for the period ended September 30, 2011, as filed with the Securities and Exchange Commission on November 23, 2011, as amended on November 30, 2011, File No. 001-32431.

(d)(2)

Form of Restricted Stock Unit Agreement—U.S. under the 2005 Stock Plan, incorporated herein by reference from Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 20, 2007, File No. 001-32431.

(d)(3)

Form of Restricted Stock Unit Agreement—Non–U.S. under the 2005 Stock Plan, incorporated herein by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended December 30, 2011, as filed with the Securities and Exchange Commission on February 3, 2012, File No. 001-32431.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DOLBY LABORATORIES, INC.

/s/ Andy Sherman
Andy Sherman
Executive Vice President, General Counsel and Secretary

Date: July 16, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated July 16, 2012.

(a)(1)(B)	Cover E-mails.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail.

(a)(1)(F)	Form of Reminder E-mails.

(a)(1)(G)	Mobile Option Holder E-mail.

(a)(1)(H)	Screenshots from Offer Website.

(a)(1)(I)	Employee Presentation.

(a)(1)(J)	Consent to Netherlands Tax Ruling.

(a)(1)(K)	Intranet Communications and Newsletter Announcements.

(b)	Not applicable.

(d)(1)

Dolby Laboratories, Inc. 2005 Stock Plan, as amended and restated, incorporated herein by reference from Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the period ended September 30, 2011, as filed with the Securities and Exchange Commission on November 23, 2011, as amended on November 30, 2011, File No. 001-32431.

(d)(2)

Form of Restricted Stock Unit Agreement—U.S. under the 2005 Stock Plan, incorporated herein by reference from Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 20, 2007, File No. 001-32431.

(d)(3)

Form of Restricted Stock Unit Agreement—Non–U.S. under the 2005 Stock Plan, incorporated herein by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended December 30, 2011, as filed with the Securities and Exchange Commission on February 3, 2012, File No. 001-32431.

(g)	Not applicable.

(h)	Not applicable.